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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                    Filing No. 1 for the Month of July, 2000



                           Bid.Com International Inc.
                           --------------------------
                           (Exact name of Registrant)

          6725 Airport Road, Suite 201, Mississauga ON, Canada L4V 1V2
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                        Form 20-F  X      Form 40-F
                                  ---               ---


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes       No  X
                                  ---      ---

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                          BID.COM INTERNATIONAL INC.

         On July 27, 2000, Bid.Com International Inc. ("Bid.Com" or the "Company") announced its financial results for the second quarter ended June 30, 2000. All figures are in Canadian dollars. As of June 30, 2000, the exchange rate was Cdn $1.4798 to US$1.00.

         Gross Revenue in the second quarter 2000 totaled $3.0 million compared to $6.3 million in the same period in 1999 and $6.6 million in the first quarter of 2000. The reduction in revenues is a direct result of the implementation of the Company's previously announced plan to exit the business-to-consumer arena. The Company's revenues from its business-to-consumer model are based on the value of goods sold through its website, www.bid.com These revenues are off-set by the costs of goods sold and adversiting costs incurred in enticing customers to the website. In its business-to-business model, the Company typically recognizes revenues through implementation fees, monthly hosting fees, and a precentage of transactions, without direct expenses seen in the consumer segment such as the cost of goods sold.

         The net loss for the second quarter of 2000 was $7.1 million or $0.13 per basic share, compared to a net loss of $7.8 million, or $0.15 per basic share, for the first quarter of 2000. The decline in the net loss can be attributed to a significant reduction in advertising and promotion expenses earmarked in previous quarters for business-to-consumer activities.

         As the Company continues to ramp up its business-to-business activities and exit from its business-to-consumer activities, it is experiencing a reduction in top-line revenue that is being off-set by a significant decrease in expenses. Once this transition period is complete, the Company believes that it will be able to sustain long-term growth.

         During the quarter, the Company raised $3.1 million in financing through the issuance of common shares and share purchase warrants to Acqua Wellington Value Fund. Net proceeds from the issue will be used to fund growth in the business-to-business sector and general working capital.

        In the press release announcing its second quarter financial results, the Company also listed the following key milestones and developments announced during the second quarter of 2000:


        . Pat Bourke was named to the Company's Board of Directors and appointed Chairman.

        . The Company entered into a two-year agreement with GE Capital Auto Financial Services to enable the online auction of off-lease automobiles to dealers across North America.

        . The Company entered into a strategic alliance with PricewaterhouseCoopers whereby PricewaterhouseCoopers will introduce the Company's dynamic pricing solutions to its client base and PricewaterhouseCoopers will become the Company's preferred North American system integrator.

        . The Company launched a new offering suite leveraging wireless and voice recogintion technolgoies developed by Research in Motion and Quack.com.

        . The Company was selected by a number of organizations, including Advantage Computers and the National Price Shopping Club, as their provider of dynamic pricing solutions.

        . The Company commissioned its Application Service Provider Platform in Dublin, Ireland, to more effectively support customers and partners in Europe.

        . The Company opened a sales and marketing office in Sacramento, California, to support a client base throughout the western United States.

           This Form 6-K may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause Bid.Com's results to differ materially from expectations. These risks include Bid.Com's ability to further develop its business-to-business and licensing businesses, Bid.Com's ability to develop appropriate strategic alliances and successful development and implementation of technology, acceptance of Bid.Com's products and services, competitive factors, new products and technological changes, and other such risks as Bid.Com may identify and discuss from time to time, including those risks disclosed in Bid.Com's most recent Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that Bid.Com's plan will be achieved.
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         The Company hereby incorporates by reference this Form 6-K into its
Registration Statement on Form F-3, and into the prospectus contained therein (File No. 333-40888).

Exhibit 1. Second Quarter Financial Results
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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                      BID.COM INTERNATIONAL INC.

Date: July 28, 2000                   By:  /s/ John Mackie
                                           ---------------
                                           Name:  John Mackie
                                           Title: Vice-President, General
                                                  Counsel and Corporate
                                                  Secretary